Gemalto formally terminates its offer for Wavecom
Meudon, 9 January 2009 — Gemalto (Euronext NL0000400653 — GTO), the world leader in digital security, announces that it has terminated its French tender offer for Wavecom, in accordance with Article 232 — 11 of the French Financial Markets Authority (AMF) General Regulations. The U.S. tender offer has also been formally withdrawn and terminated.
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Investor Relations Vincent Biraud M. : +33(0) 6 08 48 33 23 vincent.biraud@gemalto.com	Emlyn Korengold TBWA Corporate T. : +33 (0) 6 08 21 93 74 emlyn.korengold@tbwa-corporate.com

Corporate Communication Rémi Calvet M. : +33(0) 6 22 72 81 58 remi.calvet@gemalto.com

About Gemalto
Gemalto (Euronext NL 0000400653 GTO) is the leader in digital security with 2007 annual revenues of over €1.6 billion, more than 85 offices in 40 countries and about 10,000 employees including 1,300 R&D engineers. In a world where the digital revolution is increasingly transforming our lives, Gemalto’s solutions are designed to make personal digital interactions more convenient, secure and enjoyable
Gemalto provides end-to-end digital security solutions, from the development of software applications through design and production of secure personal devices such as smart cards, subscribers’ identification modules (SIM’s), e-passports and tokens to the deployment of managed services for its customers. More than a billion people worldwide use the company’s products and services for telecommunications, financial services, e-government, identity management, multimedia content, digital rights management, IT security, mass transit and many other applications.
As the use of Gemalto’s software and secure devices increases with the number of people interacting in the digital and wireless world, the company is poised to thrive over the coming years.
For more information, please visit www.gemalto.com.